INDEPENDENT CONTRACTOR AGREEMENT

THIS INDEPENDENT CONTRACTOR AGREEMENT (the "Agreement") is made April 12, 2021 (the "Effective Date").

BETWEEN:

NAQI LOGIX INC.

(the "Company")

- and -

0711626 B.C. LTD.

(the "Contractor")

(collectively referred to as the "Parties")

WHEREAS the Company wishes to retain the Contractor as an independent contractor to provide certain services to the Company, on the terms and conditions set forth in this Agreement.

THEREFORE, the Parties agree as follows:

1. TERM OF AGREEMENT

(a) The term of this Agreement shall be for the period commencing on the Effective Date and continuing until 36 months from the Effective Date, unless terminated earlier in accordance with the provisions contained herein. Reference to "term" in this Agreement shall include any mutually agreed period of renewal or extension.

(b) This Agreement may be terminated at any time and for any reason during this period by:

(i) the Contractor providing the Company with 30 days prior written notice; or

(ii) the Company providing the Contractor with 30 days prior written notice (the "Company Notice Period").

(c) The Contractor agrees and acknowledges that: (i) instead of providing the Company Notice Period, the Company may, in its sole discretion, elect to pay to the Contractor the Fees that would have been payable during the Company Notice Period; and (ii) the Company Notice Period shall be in full satisfaction of all entitlements to notice of termination or severance pay that the Contractor may have under common law or contract. In the event that it is determined that the Company Notice Period is less than the notice of termination, severance pay, benefits and other entitlements required to be provided to the Contractor (or the Designee) under any applicable legislation, including employment standards legislation if it is determined that such legislation applies to the Contractor (or the Designee) (all such legislation, "Applicable Legislation"), then only the applicable minimum requirements under Applicable Legislation will apply, and any common law notice will not apply.

(d) Notwithstanding Section 1(b)(ii), the Company may terminate this Agreement at any time without prior notice, for fraud, dishonesty, wilful neglect, misconduct, or any material breach of the terms hereof by the Contractor, subject only to the Company fully complying with any applicable minimum requirements under Applicable Legislation.

(e) Subject only to the Company fully complying with any applicable minimum requirements under Applicable Legislation, upon termination of this Agreement for any reason whatsoever:

(i) the Contractor shall have no further claims against the Company for damages of any nature whatsoever under common law or contract; and

(ii) the Company shall only be responsible for the payment of;

A. any reasonable expenditures properly incurred by the Contractor under this Agreement up to the effective date of termination; and

B. once the Company has secured the necessary funds for payment of Fees, any Fees accrued and owing under this Agreement up to the effective date of termination. If termination of this Agreement takes place prior to the Company securing the necessary funds for payment of Fees, the Company shall not be responsible for payment of those accrued Fees except for if the Agreement is terminated pursuant to Section 1(b)(ii) or as required by Applicable Legislation; and

(iii) the Contractor shall be under a duty to mitigate all damages that the Contractor may claim or assert an entitlement to in respect of the termination of this Agreement.

(f) Sections 5, 7 and 8 shall survive the termination or expiration of this Agreement and shall remain binding upon the Contractor.

2. SERVICES TO BE PROVIDED

(a) The Company hereby retains the Contractor to perform those services set out in Schedule A of this Agreement and such other tasks as shall be assigned to the Contractor by the Company or any designee of the Company at any time and from time to time (collectively, the "Services").

(b) The Company grants the Contractor the authority and discretion to do such things as may be reasonably necessary for the purposes of performing the Services. However, the Contractor shall not have the authority or discretion to enter into any agreement, contract or understanding that legally binds the Company or otherwise assume, create or incur any obligations or liabilities on behalf of the Company, except as expressly provided for in this Agreement, without first obtaining the prior written consent of the Company.

(c) The Contractor shall provide Mark Godsy (the "Designee") to render the Services and the Designee shall render the Services primarily at the Company's offices, and such other places as the Company and the Contractor may mutually agree; provided, however, that the Designee will be made available by the Contractor to travel from time to time to such other locations of the Company as may be reasonably necessary in order to discharge the Services. The Parties agree that during the term the Designee will remain solely the employee of the Contractor and shall not be an employee of the Company. For purposes of this Agreement, all references to the "Contractor" shall also include and bind the Designee.

3. FEES

In consideration of the Services provided, the Company shall pay to the Contractor a fee of $5,000 per month (the "Fee") where such payments will be payable once the Company has secured the necessary funds for such payments and following receipt by the Company of an invoice prepared by the Contractor outlining the extent of Services provided for each month. The Contractor agrees to clearly reference the applicable tax registration number(s) on all such invoices provided to the Company.

4. HOURS OF WORK

There shall be no set hours of work. However, the Contractor agrees to be reasonably available to provide Services to the Company as may be required. The Contractor acknowledges that there may be special circumstances which will require Services to be provided outside standard working hours for which no additional compensation will be provided.

5. INDEPENDENT CONTRACTOR

The Contractor is and shall remain at all times an independent contractor and is not, and shall not represent the Contractor to be an agent, joint venturer, partner, officer, director or employee of the Company. Nothing contained in this Agreement is intended to create nor shall be construed as creating an employment relationship between the Contractor (or the Designee) and the Company. The Contractor has sole responsibility, as an independent contractor, to comply with all laws, rules and regulations relating to the provision of Services, including without limitation, requirements under the Income Tax Act (Canada), the Employment Insurance Act (Canada), and the Canada Pension Plan Act. The Contractor shall be responsible for deducting any and all applicable federal and provincial taxes, deductions, premiums, and amounts owing with respect to those Fees paid by the Company. The Contractor further agrees to indemnify and hold the Company, its directors, officers, agents and employees harmless from and against any and all liabilities, claims, demands, suits, losses, fines, surcharges, damages, costs and expenses in respect of any failure on the part of the Company to (i) withhold any taxes, premiums, payments, benefit overpayments, levies or other amounts from all or any part of the Fees or other amounts paid to the Contractor during the term of this Agreement; or (ii) comply with requirements to make payments under Applicable Legislation.

6. CONFLICT OF INTEREST

The Contractor agrees that, during the term of this Agreement, the Contractor will not, without the prior written consent of the Company, engage in, accept employment from, perform services for, or become affiliated with or connected with, either directly or indirectly, any person, firm, corporation, partnership or other business entity which is doing business with the Company relative to any project worked on by the Contractor under this Agreement, and further agrees that the Contractor will avoid all circumstances and actions which would place the Contractor in a position of divided loyalty with respect to the Contractor's obligations in connection with this Agreement.

7. INTELLECTUAL CAPITAL PROTECTION AGREEMENT

Upon execution and delivery of this Agreement, the Contractor shall execute and deliver the Intellectual Capital Protection Agreement, attached in Schedule B of this Agreement.

8. HEALTH AND SAFETY, DAMAGE TO PROPERTY

The Contractor shall comply with applicable health and safety laws, and hereby agrees to indemnify and hold harmless the Company, its directors, officers, agents and employees from and against any and all claims, demands, suits, losses, fines, surcharges, damages, costs and expenses arising out of the Contractor's failure to comply with such laws. The Contractor further agrees to indemnify and hold the Company, its directors, officers, agents and employees harmless from and against any and all liabilities, claims, demands, suits, losses, fines, surcharges, damages, costs and expenses relating to the injury or death of any person, damage to or destruction of any property, which is directly or indirectly caused by any act or omission on the part of the Contractor or any employees of the Contractor engaged in providing Services to the Company.

9. SEVERABILITY

In the event that any covenant, provision or restriction contained in this Agreement is found to be void or unenforceable (in whole or in part) by a court of competent jurisdiction, it shall not affect or impair the validity of any other covenant, provisions or restrictions contained herein, nor shall it affect the validity or enforceability of such covenants, provisions or restrictions in any other jurisdiction or in regard to other circumstances. Any covenants, provisions or restrictions found to be void or unenforceable are declared to be separate and distinct, and the remaining covenants, provisions and restrictions shall remain in full force and effect.

10. FAILSAFE

Notwithstanding anything to the contrary in this Agreement, in the event that Applicable Legislation provides the Contractor (or the Designee) with superior entitlements upon termination of this Agreement than expressly provided for in this Agreement, the Company shall provide the Contractor (or the Designee) with the applicable statutory entitlements in substitution for the Contractor's rights under this Agreement.

11. CHANGES TO AGREEMENT

Any modifications or amendments to this Agreement must be in writing and signed by both Parties or else they shall have no force and effect. The Parties specifically acknowledge that the Company's continued retention of the Contractor shall be sufficient and ample consideration supporting any future modifications or amendments to this Agreement.

12. ENUREMENT

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns, including without limitation, the Contractor's heirs, executors, administrators and personal representatives.

13. ASSIGNMENT

The Contractor may not assign any of the Contractor's rights or delegate any of the Contractor's duties or responsibilities under this Agreement, without the Company's prior written consent. The Company may, without the consent of the Contractor, assign its rights, duties and obligations under this Agreement to an affiliate or to a purchaser of all, or substantially all of the assets of the Company.

14. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties and supersedes and replaces any and all other representations, understandings, negotiations and previous agreements, written or oral, express or implied.

15. LEGAL ADVICE

The Contractor acknowledges that the Contractor has read and understands the terms and conditions contained in this Agreement, and that the Company has provided a reasonable opportunity for the Contractor to seek independent legal advice prior to executing this Agreement.

16. CURRENCY

All dollar amounts set forth or referred to in this Agreement refer to Canadian currency.

17. NOTICES

17.1 Notice to Contractor

Any notice required or permitted to be given to the Contractor shall be deemed to have been received if delivered personally to the Contractor, sent to C/O Suite 1000, 355 Burrard St., Vancouver, BC, V6C 2G8, or if mailed by registered mail to the Contractor's business address last known to the Company.

17.2 Notice to Company

Any notice required or permitted to be given to the Company shall be deemed to have been received if delivered personally to, mailed by registered mail, or sent to c/o Osler, Hoskin & Harcourt LLP, Suite 1700, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 addressed to the attention of Mark Godsy, Chief Executive Officer.

18. GOVERNING LAW

This Agreement shall be interpreted and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

IN WITNESS OF WHICH the Parties have duly executed this Agreement:

NAQI LOGIX INC.

By:	/s/ Mark Godsy
Name: Mark Godsy
Title: Chief Executive Officer

0711626 B.C. LTD.

By:	/s/ Mark Godsy
Name: Mark Godsy
Title: President

Naqi - Independent Contractor Agreement

SCHEDULE A

SERVICES TO BE PROVIDED

  Responsible for the overall direction of the Company and for achieving maximum financial returns.
  Coordinates the efforts of other senior contractors and works with them and the Board of Directors.

  Develops current and long-range objectives, strategies, and policies for the Company.

  Promotes positive relations with all external factions (e.g., customers, the financial community, and government).

  Responsible for pursuing and negotiating mergers, acquisitions, and dispositions.

SCHEDULE B

INTELLECTUAL CAPITAL PROTECTION AGREEMENT

[see attached]